944 Hidden Lake Road

Naperville, Illinois 60565

Telephone (630) 251.1285

Email Usforest@flash.net

 Mark V. Noffke C.P.A.

September 29, 2017

Mr. George Pursglove

Chairman of the Board

Beyond Commerce, Inc.

3773 Howard Hughes Pkwy, Suite: 500

Las Vegas, Nevada 89169

To the Board of Directors of Beyond Commerce, Inc.,

I hereby resign effective immediately as Chief Financial Officer of Beyond Commerce, Inc. and from all officer positions of Beyond Commerce, Inc. along with all positions of its wholly owned subsidiaries. I state and represent that this resignation is not because of any disagreement between the management of the Company and me relating to the Company’s operations, policies and practices.

 I no longer feel that my presence will aid the company and I hope my resignation will permit Beyond Commerce, Inc. to move off its current path. Also, I request that proper SEC filings be made within the four (4) day reporting period.

Very truly yours,

Mark V. Noffke